Exhibit 99.13

Blue Moon Commences Construction of Exploration Decline at its Blue Moon Mine in Mariposa County, California

TORONTO, Oct. 6, 2025 /CNW/ - Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON) (OTCQX: BMOOF), is pleased to announce that construction of the exploration decline at its Blue Moon volcanogenic massive sulphide (“VMS”) project (the “Project”), located in Mariposa County, California, officially commenced on October 5, 2025.

This marks a major milestone in advancing the Project, following the award of the contract to Small Mine Development, L.L.C. (“SMD”) earlier this year (see June 26, 2025 news release). The decline will provide underground access for infill and exploration drilling, geotechnical and metallurgical test work, and studies of underground mining conditions. These activities are critical to supporting future feasibility studies and a potential mine commercialization decision.

The CEO of Blue Moon, Christian Kargl-Simard stated:

“The commencement of decline construction is a transformative moment for Blue Moon. Moving underground allows us to accelerate exploration drilling and technical studies, while maintaining a very small surface footprint. We are excited to advance toward unlocking the full potential of the Blue Moon deposit and to continue working closely with SMD, our local partners, and the Mariposa County community.”

Portal construction activities began on October 5 and the initial 2,500 feet of the exploration decline is expected to be completed in Q2-2026. Exploration drilling activities will commence from underground concurrently with the advance of the decline, enabling the Company to accelerate the collection of geological, geotechnical and metallurgical data in parallel with ongoing development. The Company is committed to supporting the economic and social development of the local and regional communities.

European Outreach

In addition, the Company announces that it has entered into an agreement (the “Agreement”) with SRC Swiss Resource Capital AG (“SRC”) for investor relations and communications services Europe. The Agreement is effective as of October 6, 2025, for a period of one year, after which time the SRC Agreement is automatically renewable on a quarterly basis. The Agreement can be terminated by either party by providing seven (7) days written notice. The services to be provided by SRC to the Company under the terms of the Agreement include communications services, generally viewed as investor relations, including dissemination of information to existing and potential shareholders, creating media through interview and videos as well as supporting or representing the Company at trade and investment shows. Pursuant to the terms of the Agreement, SRC is to be paid 5,000 CHF per month with additional fees for special services such as trade and investment shows.

SRC is a private company based in Herisau, Switzerland. SRC is led by Jochen Staiger, Chief Executive Officer. SRC has experience in providing services to companies listed on various stock exchanges that are seeking to raise their profile in public markets. SRC does not own, directly or indirectly, any securities of the Company.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Dustin Small, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

About Small Mine Development LLC (SMD)

Small Mine Development builds and operates America’s underground mines. SMD’s mission is to be the leader in safe, productive and innovative mining solutions. They specialize in underground, hardrock mining and advance projects from exploration, through engineering, development, production mining, and, ultimately, closure.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.

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SOURCE Blue Moon Metals

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For further information: For further information: Blue Moon Metals Inc., Christian Kargl-Simard, CEO and Director, Phone: (416) 230 3440, Email: christian@bluemoonmetals.com

CO: Blue Moon Metals

CNW 06:45e 06-OCT-25